SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39255

International General Insurance Holdings Ltd.

(Translation of Registrant’s name into English)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On August 9, 2023, International General Insurance Holdings Ltd. (the “Company”) held its 2023 Annual General Meeting of Shareholders (the “Annual General Meeting”). Of the 46,635,100 common shares issued, outstanding and eligible to vote as of the record date of June 16, 2023, a quorum of 35,966,698 common shares, or 77.12%, voted at or were represented by proxy at the Annual General Meeting.

At the Annual General Meeting, the shareholders considered and approved two proposals, each of which is described in more detail in the Company’s Information Circular (the “Information Circular”) filed with the Securities and Exchange Commission on June 30, 2023. Set forth below are the voting results with respect to each matter voted upon.

Election of Director Proposal: Michael Gray was elected to serve as a director for a three-year term by the following votes:

Name	Votes For	Votes Against	Abstain/Withheld
Michael Gray	33,524,529	0	2,442,169

Re-Appointment of Ernst & Young LLP Proposal: The shareholders approved the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2023 and the authorization for the Company’s Board of Directors, acting through the Audit Committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2023, by the following votes:

Votes For	Votes Against	Abstain/Withheld
35,965,652	1,021	25

In addition, in accordance with the Company’s Amended and Restated Bye-laws, and as disclosed in the Information Circular, for so long as Wasef Jabsheh, his family and/or their affiliates own at least 10% of the Company’s issued and outstanding common shares and provided that Wasef Jabsheh remains a shareholder, Wasef Jabsheh is entitled to appoint and classify two directors to the Board of Directors. In accordance with Bermuda law and such Amended and Restated Bye-laws, Wasef Jabsheh and Walid Jabsheh have been re-appointed as Class III Directors with a 3-year term which will expire at the 2026 Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

Date: August 10, 2023	By:	/s/ Pervez Rizvi
		Name:	Pervez Rizvi
		Title:	Chief Financial Officer

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